Exhibit 99.8

Quantum BioPharma Announces Intention to Settle Debt

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

TORONTO, July 20, 2026 -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FSE: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, today announces the following corporate updates:

The Company announces that its board of directors has approved the settlement of CAD$123,487.43 owing to arm’s length creditors and insiders of the Company (collectively, the “Creditors”) through the issuance of Class B subordinate voting shares in the capital of the Company (“Class B Shares”) at a deemed price per Class B Share based on the lower of: (i) CAD$4.26; and (ii) the closing price of the Class B Shares on the Canadian Securities Exchange (the “CSE”) on the trading day immediately prior to the date of the closing of the Debt Settlement (the “Debt Settlement”).

The securities issued pursuant to the Debt Settlement have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“UWI”), led by industry veterans. Quantum BioPharma retains ownership of 19.84% (as of March 31, 2026) of UWI at www.unbuzzd.com. The agreement with UWI also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses.

Forward-Looking Information

This news release contains “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, but are not limited to, statements regarding: the expected timing for completion of the Offering and the intended use of proceeds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by forward-looking statements contained herein. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements are highlighted in the “Risks and Uncertainties” in the Company’s management discussion and analysis.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation: the failure to complete the Offering; reliance on key management and other personnel; potential downturns in economic conditions; competition from others; market factors, including future demand products developed by the Company; the policies and actions of foreign governments, which could impact the ability of the Company to successfully market its products; the Company’s expectations in connection with the development of the Target Acquisition System; the effectiveness of the Target Acquisition System; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices; the impact of general business and economic conditions; currency exchange rates; and the impact of inflation.

The forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Any forward-looking statements and the assumptions made with respect thereto are made as of the date of this news release and, accordingly, are subject to change after such date. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com

Telephone: (833) 571-1811

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com
 Website: www.quantumbiopharma.com